SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No.  )*

LUCKIN COFFEE, INC.

(Name of Issuer)

American Depositary Shares, Each Representing Eight (8) Class A Ordinary Shares, Par Value US$0.000002 Per Share

(Title of Class of Securities)

54951L109

(CUSIP Number)

May 17, 2019

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54951L109

1	NAMES OF REPORTING PERSONS Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Qatar

	5	SOLE VOTING POWER

NUMBER OF		3,250,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,250,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	8.81%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	OO

1 Based on 36,891,864 American Depositary Shares (“ADS”). The figure is derived from the number of Class A ordinary shares of 295,134,912 divided by 8, which is the ADS ratio, as disclosed by the Issuer on its prospectus form, Form 424B4, filed on May 17, 2019 (the “Form 424B4”).

CUSIP No.	54951L109

1	NAMES OF REPORTING PERSONS Al Rayyan Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Qatar

	5	SOLE VOTING POWER

NUMBER OF		3,250,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,250,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	8.81%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	OO

2 Based on 36,891,864 American Depositary Shares (“ADS”). The figure is derived from the number of Class A ordinary shares of 295,134,912 divided by 8, which is the ADS ratio, as disclosed by the Issuer on its prospectus form, Form 424B4, filed on May 17, 2019 (the “Form 424B4”).

Item 1(a).	Name of Issuer:

Luckin Coffee, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17F Block A, Tefang Portman Tower No. 81 Zhanhong Road, Siming District Xiamen, Fujian F4 361008

Item 2(a).	Name of Person Filing:

Al Rayyan Holding LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar.

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

American depositary shares (“ADSs”) each representing eight (8) Class A ordinary shares, par value US$0.000002 per share

Item 2(e).	CUSIP Number:

54951L109

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Exchange Act.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,250,000

(b)	Percent of class: 8.81%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

3,250,000

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

3,250,000

(iv)	Shared power to dispose or to direct the disposition of

0

This report is being filed by Al Rayyan Holding LLC on behalf of itself and Qatar Investment Authority, which may be deemed a beneficial owner of the 3,250,000 ADSs of the issuer beneficially owned by its wholly owned subsidiary, Al Rayyan Holding LLC.

All of the shares reported are held in the form of American depositary shares (“ADSs”) each representing eight (8) Class A ordinary shares, par value US$0.000002 per share.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2019

QATAR INVESTMENT aUTHORITY
By:	/s/ Ahmad Mohammed F Q Al-Khanji
	Name:	Ahmad Mohammed F Q Al-Khanji
	Title:	Acting Director of Legal Department

AL RAYYAN HOLDING LLC
By:	/s/ Ahmad Mohammed F Q Al-Khanji
	Name:	Ahmad Mohammed F Q Al-Khanji
	Title:	Director